

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Mike Silvestrini
Managing Partner
Energea Portfolio 4 USA LLC
62 Clementel Dr
Durham, Connecticut
06422

>   **Re: Energea Portfolio 4 USA LLC**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed April 3, 2024**
>   **File No. 024-12389**

Dear Mike Silvestrini:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Liability to Make Additional Contributions, page 37

1.      We note your response to prior comment 7. Please further revise to clarify how each of the referenced sections of the Delaware LLC Act could require investors to make further contributions to the Company.

Index to Financial Statements, page 41

2.      Your amendment to Form 1-A, filed on April 3, 2024, is required to include audited financial statements as of December 31, 2024. Please amend your filing to provide the updated financial information. Refer to paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. In addition, we remind you of prior comment 6.

Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     David H. Roberts, Esq.